UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By	:	/s/ Lily Dong
Name	:	Lily Dong
Title	:	Chief Financial Officer

Date: August 9, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding RDA Microelectronics’ second quarter 2011 financial results

Exhibit 99.1

RDA Microelectronics Announces Second Quarter 2011 Financial Results

- Second Quarter Revenues Grew 22.3% Quarter-Over-Quarter and 66.9% Year-Over-Year

- Gross Margin Expanded to 34.1%

SHANGHAI, China, August 8, 2011— RDA Microelectronics (NASDAQ: RDA), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal chips for cellular, broadcast and connectivity applications, today announced its financial results for the second quarter ended June 30, 2011.

•

Revenue was US$67.4 million, exceeding the Company’s guidance, compared to US$55.2 million in the previous quarter and US$40.4 million in the second quarter of 2010, representing an increase of 22.3% quarter-over-quarter and 66.9% year-over-year, respectively.

•	Gross margin was 34.1%, exceeding the Company’s guidance, compared to 33.3% in the previous quarter and 29.7% in the second quarter of 2010.

•	Cash flow from operations was US$18.1 million, compared to US$4.1 million in the previous quarter, and a US$2.2 million use of cash in the second quarter of 2010.

•	Net income was US$11.8 million, compared to US$7.6 million in the previous quarter and US$5.7 million in the second quarter of 2010.

•	Net income per diluted American Depository Share (ADS) was US$0.25, compared to US$0.16 in the previous quarter and US$0.12 in the second quarter of 2010.

“We delivered an outstanding quarter, achieving excellent sequential and year-over year growth for revenue, net income and operating cash flow. We are very pleased with our results, especially given the recent challenging market conditions,” said Vincent Tai, chairman and CEO of RDA Microelectronics. “We continue to gain market share with our innovative IPD Front End Module products, and our gross margin expanded with the volume ramp of our 55-nanometer Bluetooth system-on-chip products. In addition, we reached a milestone by penetrating global tier-one brands with our differentiated products and solutions. We believe that these positive factors will continue to drive RDA’s revenue growth and margin expansion for the second half of the year. As mobile devices such as handsets and tablets incorporate more diverse functions and advanced computing capabilities, our strong radio-frequency and mixed-signal design capability will position us to provide greater semiconductor content as consumers demand to be connected anytime, anywhere.”

Second Quarter 2011 Business Highlights

•	Continued strong growth of the IPD Front End Module products, 55-nanometer Bluetooth system-on-chip and Low Noise Block (LNB) satellite down converters

•	Ramped shipments of 55-nanometer Bluetooth and FM combo products

•	Achieved volume shipments of 55-nanometer FM tuner and Analog TV tuner products

•	Qualified as Samsung’s supplier and began shipments of TD-SCDMA transceiver products

•	Shipped walkie-talkie chips to Motorola for its commercial and consumer walkie-talkie products

Second Quarter 2011 Operating Summary:

•

Revenue in the second quarter of 2011 was US$67.4 million, compared to US$55.2 million in the previous quarter and US$40.4 million in the second quarter of 2010. The sequential revenue increase was primarily driven by the growth of IPD Front End Module products.

•

Gross margin in the second quarter of 2011 was 34.1%, compared to 33.3% in the previous quarter and 29.7% in the second quarter of 2010. Gross margin expansion was primarily driven by cost reductions from process technology migration and the increased shipment of products that carry higher gross margins.

•

R&D expenses in the second quarter of 2011 were US$7.2 million, compared to US$7.3 million in the previous quarter and US$4.0 million in the second quarter of 2010. Compared to the previous quarter, reduced IP license fees were offset by higher employee compensation expenses.

•

SG&A expenses in the second quarter of 2011 were US$3.4 million, compared to US$2.8 million in the previous quarter and US$1.5 million in the second quarter of 2010. The increase was attributable to higher employee compensation expenses.

Selected Balance Sheet and Cash Flow Items:

•

As of June 30, 2011, cash, cash equivalents and short-term investments were US$125.6 million. In the second quarter of 2011, the Company generated US$18.1 million in cash from operations, compared to US$4.1 million in the previous quarter and a US$2.2 million use of cash in the second quarter of 2010.

•	As of June 30, 2011, accounts receivable was US$26.5 million, compared to US$20.5 million as of March 31, 2011. The increase from March 31, 2011 was primarily due to growth in revenues.

•

As of June 30, 2011, inventory was US$40.3 million, compared to US$45.3 million as of March 31, 2011. The decrease from March 31, 2011 was primarily due to strong sell through for our products and the planned depletion of 130 and 110 nm Bluetooth products inventory.

•	As of June 30, 2011, accounts payable was US$22.5 million, compared to US$21.1 million as of March 31, 2011.

Third Quarter 2011 Business Outlook:

For the third quarter of 2011, the Company expects revenues to be in the range of US$77- US$79 million, reflecting historical seasonal growth patterns and the strong momentum of the Company’s IPD Front End Module, Bluetooth system-on-chip, and Low Noise Block products. The Company expects gross margins to be in the range of 34.6% to 34.8%, as it benefits from the continued migration to 55-nanometer for its Bluetooth system-on-chip products and the further growth of higher gross margin products. This outlook reflects the Company’s current and preliminary view and may be subject to change. Please see “Forward-Looking Statements” at the end of this press release.

Conference Call:

RDA Microelectronics will host a conference call and live webcast for analysts and investors at 8:00 a.m. EDT on Aug 8, 2011, which is at 8 p.m. in China.

•	For parties in the United States and Canada, please call 1-877-941-2068 to access the conference call, conference code 4458760.

•	For parties in Hong Kong, please call 852-3009-5027 to access the conference call, conference code 4458760.

•	Other International parties can access the call at 1-480-629-9712, conference code 4458760.

RDA Microelectronics will offer a live webcast of the conference call, which will also include forward-looking information. The webcast will be accessible from the “Investors” section of the Company’s website at www.rdamicro.com. The webcast will be archived there for a period of 30 days. An audio replay of the conference call will also be available two hours after the call and will be available for ten days. To hear the replay, parties in the United States and Canada should call 1-800-406-7325 and enter pass code 4458760. International parties should call 1-303-590-3030 and enter pass code 4458760. The press release with the financial results will be accessible from the Company’s website before the conference call begins.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, FM radio receivers, set-top box tuners, analog mobile television receivers, walkie-talkie transceivers, LNB satellite down converters, and Bluetooth system-on-chips. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

The Company believes that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with the GAAP financial measures, provide meaningful supplemental information regarding the Company’s performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s historical performance and when planning and forecasting the Company’s performance in future periods. The Company believes that excluding share-based compensation expenses helps both management and investors to get a better understanding of its ongoing business. Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include all items that impact the Company’s operating expenses and net income for the period. In addition, the Company’s adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as the Company does. The Company compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

RDA MICROELECTRONICS, INC.

Consolidated Balance Sheet Information

	June 30, 2010	March 31, 2011	June 30, 2011
	(unaudited)	(unaudited)	(unaudited)

	(amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	21,394	54,845	93,874
Short-term investments-time deposit	11,401	34,917	31,700
Investment in fixed income mutual fund	—	20,000	—
Restricted cash	350	—	—
Accounts receivable	9,053	20,504	26,477
Inventories	29,943	45,316	40,258
Prepaid expenses and other current assets	1,506	831	3,681
Deferred tax assets	34	80	39

Total current assets	73,681	176,493	196,029

Non-current assets
Property, plant and equipment, Net	2,203	2,445	2,708
Other long-term receivables	32	64	209
Deferred tax assets	216	9	9

Total assets	76,132	179,011	198,955

LIABILITIES
Current liabilities
Accounts payable	19,499	21,107	22,490
Accrued expenses and other current liabilities	8,387	11,543	17,893
Deferred revenue	7,752	9,720	8,960

Total current liabilities	35,638	42,370	49,343

Total liabilities	35,638	42,370	49,343

CONVERTIBLE REDEEMABLE PREFERRED SHARES
Series A Preferred Share	12,880	—	—
Series B Preferred Share	6,281	—	—
Series C Preferred Share	11,157	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares	523	2,615	2,620
Additional paid-in capital	9,720	114,279	115,356
Recouse loans	(1,214)	—	—
Accumulated other comprehensive income	510	776	885
Retained earnings	637	18,971	30,751

Total shareholders’ equity	10,176	136,641	149,612

Total liabilities, convertible redeemable preferred shares and shareholders’ equity	76,132	179,011	198,955

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	(unaudited)	(unaudited)	(unaudited)

	(amounts in thousands of USD, except number of shares and per share data)

Revenue	40,402	55,151	67,424
Cost of revenue	(28,409)	(36,786)	(44,440)

Gross profit	11,993	18,365	22,984

Operating expenses:
Research and development	(3,998)	(7,263)	(7,223)
Selling, general and administrative	(1,499)	(2,816)	(3,431)

Total operating expenses	(5,497)	(10,079)	(10,654)

Operating income	6,496	8,286	12,330
Other income (expense):
Interest income	34	110	469
Other income (expense), net	(12)	(14)	155

Income before income taxes	6,518	8,382	12,954
Income tax expense	(860)	(806)	(1,174)

Net income	5,658	7,576	11,780

Earnings per ordinary share
- Basic	0.02	0.03	0.04
- Diluted	0.02	0.03	0.04

Earnings per ADS
- Basic	0.15	0.17	0.27
- Diluted	0.12	0.16	0.25

Weighted average ordinary shares outstanding
- Basic	52,284,221	262,703,789	263,089,200
- Diluted	66,873,846	280,662,471	279,374,576

Share-based compensation was allocated in operating expenses as follows:
Research and development	143	568	578
Selling, general and administrative	81	352	468

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Six months Ended
	June 30, 2010	June 30, 2011
	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	76,191	122,575
Cost of revenue	(55,286)	(81,226)

Gross profit	20,905	41,349

Operating expenses:
Research and development	(8,259)	(14,486)
Selling, general and administrative	(3,014)	(6,247)

Total operating expenses	(11,273)	(20,733)

Operating income	9,632	20,616
Other income(expense):
Interest income	71	579
Other income (expense), net	(57)	141

Income before income taxes	9,646	21,336
Income tax expense	(1,273)	(1,980)

Net income	8,373	19,356

Earnings per ordinary share
- Basic	0.04	0.07
- Diluted	0.03	0.07

Earnings per ADS
- Basic	0.21	0.44
- Diluted	0.16	0.41

Weighted average ordinary shares outstanding
- Basic	51,471,454	262,896,494
- Diluted	66,043,660	280,018,524

Share-based compensation was allocated in operating expenses as follows:
Research and development	286	1,146
Selling, general and administrative	164	820

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended June 30, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	7,223	11%	578	1%	6,645	10%
Selling, general and administrative	3,431	5%	468	1%	2,963	4%

Total operating expenses	10,654	16%	1,046	2%	9,608	14%

Operating income	12,330	18%	1,046	2%	13,376	20%
Net income	11,780	17%	1,046	2%	12,826	19%

Diluted earnings per ordinary share	0.04		0.00		0.05
Diluted earnings per ADS	0.25		0.02		0.28

Weighted average ordinary shares outstanding-Diluted**	279,374,576		279,374,576		279,374,576

	Quarter Ended March 31, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	7,263	13%	568	1%	6,695	12%
Selling, general and administrative	2,816	5%	352	1%	2,464	4%

Total operating expenses	10,079	18%	920	2%	9,159	17%

Operating income	8,286	15%	920	2%	9,206	17%
Net income	7,576	14%	920	2%	8,496	15%

Diluted earnings per ordinary share	0.03		0.00		0.03
Diluted earnings per ADS	0.16		0.02		0.18

Weighted average ordinary shares outstanding-Diluted**	280,662,471		280,662,471		280,662,471

	Quarter Ended June 30, 2010
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	3,998	10%	143	0%	3,855	10%
Selling, general and administrative	1,499	4%	81	0%	1,418	4%

Total operating expenses	5,497	14%	224	1%	5,273	13%

Operating income	6,496	16%	224	1%	6,720	17%
Net income	5,658	14%	224	1%	5,882	15%

Diluted earnings per ordinary share	0.03		0.00		0.03
Diluted earnings per ADS	0.15		0.01		0.16

Weighted average ordinary shares outstanding-Diluted**	224,503,488		224,503,488		224,503,488

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Six Months Ended June 30, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	14,486	12%	1,146	1%	13,340	11%
Selling, general and administrative	6,247	5%	820	1%	5,427	4%

Total operating expenses	20,733	17%	1,966	2%	18,767	15%

Operating income	20,616	17%	1,966	2%	22,582	18%
Net income	19,356	16%	1,966	2%	21,322	17%

Diluted earnings per ordinary share	0.07		0.01		0.08
Diluted earnings per ADS	0.41		0.04		0.46

Weighted average ordinary shares outstanding-Diluted**	280,018,524		280,018,524		280,018,524

	Six Months Ended June 30, 2010
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	8,259	11%	286	0%	7,973	10%
Selling, general and administrative	3,014	4%	164	0%	2,850	4%

Total operating expenses	11,273	15%	450	1%	10,823	14%

Operating income	9,632	13%	450	1%	10,082	13%
Net income	8,373	11%	450	1%	8,823	12%

Diluted earnings per ordinary share	0.04		0.00		0.04
Diluted earnings per ADS	0.22		0.01		0.24

Weighted average ordinary shares outstanding-Diluted**	223,673,302		223,673,302		223,673,302

**	Net income attributable to RDA per ordinary share and per ADS - diluted are computed by dividing net income attributable to RDA by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Julie Cunningham

The Blueshirt Group

+1 415-217-2632

ir@rdamicro.com